

July 19, 2022

Stalin Cruz
Chief Financial Officer
Community Redevelopment Inc.
20295 NE 29th Place, #200
Aventura, FL 33180

> **Re: Community Redevelopment Inc.**
> **Form 10-K for fiscal year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 000-26439**

Dear Mr. Cruz:

We have reviewed your June 17, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2022 letter.

Form 10-K for fiscal year ended December 31, 2021

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 5. Investments in Advances to Real Estate Joint Ventures, page F-11

1. We note your responses to comments 3 and 7. Please address the following regarding the accounting for investments in membership interests subsequent to your acquisition of Red Hills Capital Advisors, LLC:
   - Tell us how you account for your investments in real estate membership interests and cite the accounting literature relied upon;
   - Consistent with your response, in future periodic filings clarify your disclosure within Note 2 under Investments to disclose your on-going accounting for such investments, as your current disclosure therein is unclear;

- As you indicate you will revise your statement of operations, tell us and disclose in future periodic filings how you account for the operating results of your investments in real estate membership interests and cite the accounting literature relied upon.

2. We note your response to comment 6. Given your disclosure that all the properties underlying non-controlling interests in LLCs acquired upon your acquisition of Red Hills Capital Advisors LLC were both partially occupied and under continued development, we remain unclear as to how you determined Red Hills Capital Advisors was not a business. Please provide to us a thorough analysis, including how you considered Rule 11-01(d) of Regulation S-X, in concluding that Red Hills Capital Advisors was not a business. As part of your response, tell us what management used to assess the fair value of Red Hills Capital Advisors at acquisition, including any underlying financial information provided to you as part of the due diligence process.

3. We note your response to comment 7, as well as your disclosures indicating you have at least six commercial properties both partially occupied and under continued development, and further that your president, Mr. Antonio, provided development and construction costs to the LLCs. Therefore we remain unclear how the LLCs do not have any revenue for those portions partially occupied, nor incurred expenses related to their continued development. As such, please address the following:
   - Confirm the LLCs that currently hold operating properties, and reconcile to your disclosure in Note 5;
   - We also remain unclear how Red Hills Capital Advisors has "no 'asset'" given "their interest in eight specific properties." Therefore in light of such interests, tell us why you continue to believe you are unable to provide financial information pertaining to the ongoing operations of your investments in real estate membership interests pursuant to Rule 8-03(b)(3) of Regulation S-X. Your response should specifically address on an individual basis your investments in the following, which you indicate represent a mix of real estate: Fort Washington Livingston Pace, LLC; Capheights Central Dev, LLC; and COZ Manager, LLC.

General

4. Please provide a detailed legal analysis explaining why you believe the Company is not an "investment company" as defined in the Investment Company Act of 1940 ("Investment Company Act"). Please tell us what exclusion or safe harbor from the Investment Company Act you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information as of year-end December 31, 2021 and the most recent quarter-end 2022, if available) supporting your determination that the exclusion or exemption is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion or safe harbor might be deemed inapplicable to your operations, please explain. We will refer your response to the Division of Investment Management for further review.

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or Shannon Menjivar, Accounting Branch Chief at 202.551.3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction